Mail Stop 3561

January 26, 2007

Mr. Joseph Therrell, Jr.
Acting President
International Star, Inc.
1818 Marshall Street
Shreveport, LA 71101

Re: International Star, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
File No. 000-28861

Dear Mr. Therrell:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies